Exhibit 99.1
Kenon’s Subsidiary OPC Energy Ltd. Announces Completion of
Acquisition of Remaining Interest in CPV Shore by CPV Group

Singapore, January 8, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced the completion of CPV Group LP’s (a 70%-owned subsidiary of OPC) (“CPV Group”) previously announced acquisition of the remaining interest in the CPV Shore power plant, a natural gas–fired power plant with a capacity of 725 MW located in New Jersey (“CPV Shore”). As a result, CPV Group now owns 100% of CPV Shore.

For further information, see Kenon’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 29, 2025.